PRIORITY INCOME FUND, INC.
10 East 40th Street, 42nd Floor
New York, NY 10016

January 21, 2020

Lisa N. Larkin, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:    Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-235356 and 811-22725)
Dear Ms. Larkin:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Priority Income Fund, Inc. respectfully requests acceleration of effectiveness of the above-captioned registration statement, including all amendments thereto, to 3:00 p.m., Eastern Time, on January 23, 2020 or as soon thereafter as possible.

PRIORITY INCOME FUND, INC.

By: /s/ M. Grier Eliasek
M. Grier Eliasek
Chief Executive Officer and President